

January 20, 2011

Mr. David D. Glass, Executive Vice President and Chief Financial Officer
Veeco Instruments Inc.
Terminal Drive
Plainview, New York 11803

> **Re:** **Veeco Instruments Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **File No. 0-16244**

Dear Mr. Glass:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief